Exhibit 99.1

Genmab Announces Financial Results for the First Half of 2024

August 8, 2024 Copenhagen, Denmark;

Interim Report for the First Six Months Ended June 30, 2024

Highlights

●	Completed acquisition of ProfoundBio Inc (ProfoundBio), granting Genmab worldwide rights to three candidates in clinical development, including rinatabart sesutecan (Rina-S), plus ProfoundBio’s novel antibody-drug conjugate technology platforms
●	The U.S. Food and Drug Administration (U.S. FDA) approved EPKINLY® (epcoritamab-bysp) for the treatment of adult patients with relapsed or refractory follicular lymphoma (FL) after two or more lines of systemic therapy
●	The European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending the granting of conditional marketing authorization of TEPKINLY® (epcoritamab) for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy
●	Tivdak® (tisotumab vedotin-tftv) received full U.S. FDA approval to treat recurrent or metastatic cervical cancer
●	Genmab submitted a Japan New Drug Application (J-NDA) to the Ministry of Health, Labor and Welfare (MHLW) in Japan for Tivdak (tisotumab vedotin) for the treatment of adult patients with advanced or recurrent cervical cancer that has progressed on or after chemotherapy
●	Genmab revenue increased 36% compared to the first six months of 2023, to DKK 9,545 million
●	Genmab 2024 financial guidance updated

“In the second quarter of 2024, we reached a number of significant milestones for the company. The acquisition of ProfoundBio, along with the regulatory approvals for EPKINLY and Tivdak, further solidify our commitment to the development of differentiated antibody therapies and will advance Genmab towards our ambitious 2030 vision of transforming the lives of patients with our innovative antibody medicines,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2024

●	Revenue was DKK 9,545 million for the first six months of 2024 compared to DKK 7,003 million for the first six months of 2023. The increase of DKK 2,542 million, or 36%, was primarily driven by higher DARZALEX® (daratumumab) and Kesimpta® (ofatumumab) royalties achieved under our collaborations with Janssen Biotech, Inc. (Janssen) and Novartis Pharma AG (Novartis), respectively, and increased EPKINLY net product sales.
●	Royalty revenue was DKK 7,673 million in the first six months of 2024 compared to DKK 5,886 million in the first six months of 2023, an increase of DKK 1,787 million, or 30%. The increase in royalties was driven by higher net sales of DARZALEX and Kesimpta.
●	Net sales of DARZALEX, including sales of the subcutaneous (SC) product (daratumumab and hyaluronidase-fihj, sold under the tradename DARZALEX FASPRO® in the U.S.), by Janssen were USD 5,570 million in the first six months of 2024 compared to USD 4,695 million in the first six months of 2023, an increase of USD 875 million or 19%.
●	Total costs and operating expenses were DKK 7,104 million in the first six months of 2024 compared to DKK 5,118 million in the first six months of 2023. The increase of DKK 1,986 million,

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or 39%, was driven by the expansion of our product pipeline, EPKINLY post-launch activities in the U.S. and Japan, the continued development of Genmab’s broader organizational capabilities and related increase in team members to support these activities, as well as profit-sharing amounts payable to AbbVie Inc. (AbbVie) related to EPKINLY sales.
●	Operating profit was DKK 2,441 million in the first six months of 2024 compared to DKK 1,885 million in the first six months of 2023.
●	Net financial items resulted in income of DKK 1,402 million for the first six months of 2024 compared to DKK 75 million in the first six months of 2023. The increase of DKK 1,327 million was primarily driven by movements in USD to DKK foreign exchange rates impacting Genmab’s USD denominated cash and cash equivalents and marketable securities, with strengthening of the USD/DKK rate in the first six months of 2024 compared to the weakening of the USD/DKK rate in the first six months of 2023.

Significant Event Post-quarter End

●	August: Genmab announced that it will assume sole responsibility for the continued development and potential commercialization of acasunlimab. BioNTech SE (BioNTech) has opted not to participate in the further development of the acasunlimab program under the parties’ existing collaboration agreement. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. While the emerging clinical profile of acasunlimab is encouraging, BioNTech informed the company that it has taken this decision for reasons relating to its portfolio strategy. The companies’ long-standing collaboration in antibody science remains in place, and both parties will continue with the existing programs under development under their existing agreements, which were expanded in 2022.

Outlook

As announced in Company Announcement No. 52, Genmab is updating its 2024 financial guidance.

	Revised	Revised
	Guidance	Guidance
(DKK million)	ex. Acquisition and Integration related charges	incl. Acquisition and Integration related charges	Previous Guidance
Revenue	20,500 - 21,700	20,500 - 21,700	18,700 - 20,500
Royalties	16,600 - 17,400	16,600 - 17,400	15,600 - 16,700
Net product sales/Collaboration revenue*	2,000 - 2,200	2,000 - 2,200	1,700 - 2,200
Milestones/Reimbursement revenue	1,900 - 2,100	1,900 - 2,100	1,400 - 1,600
Gross profit**	19,600 - 20,800	19,600 - 20,800	18,000 - 19,500
Operating expenses**	(13,700) - (14,300)	(14,100) - (14,700)	(12,400) - (13,400)
Operating profit	5,300 - 7,100	4,900 - 6,700	4,600 - 7,100

*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.

**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range

Conference Call

Genmab will hold a conference call to discuss the results for the first half of 2024 today, August 8, 2024, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique

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personal PIN: https://register.vevent.com/register/BI61134ed097674233a89964e3bc06a69e. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investor-relations.

Contact

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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CONSOLIDATED KEY FIGURES

	Three Months Ended		Six Months Ended
(DKK million)	June 30,		June 30,		Full Year
Income Statement	2024	2023	2024	2023	2023
Revenue	5,402	4,169	9,545	7,003	16,474
Cost of product sales	(190)	(21)	(375)	(21)	(226)
Research and development expenses	(2,502)	(1,853)	(4,801)	(3,594)	(7,630)
Selling, general and administrative expenses	(894)	(827)	(1,676)	(1,503)	(3,297)
Acquisition and integration related charges	(176)	—	(252)	—	—
Total costs and operating expenses	(3,762)	(2,701)	(7,104)	(5,118)	(11,153)
Operating profit	1,640	1,468	2,441	1,885	5,321
Net financial items	487	226	1,402	75	316
Net profit	1,408	1,335	2,733	1,545	4,352

Balance Sheet
Marketable securities	11,402	14,010	11,402	14,010	13,268
Cash and cash equivalents	4,331	10,874	4,331	10,874	14,867
Total non-current assets	16,682	2,229	16,682	2,229	2,150
Total assets	38,619	31,781	38,619	31,781	35,289
Shareholders' equity	30,969	28,558	30,969	28,558	31,610
Share capital	66	66	66	66	66

Cash Flow Statement
Cash flow from operating activities	1,513	436	3,026	3,671	7,380
Cash flow from investing activities	(8,772)	(1,835)	(10,213)	(1,848)	(1,282)
Cash flow from financing activities	(3,051)	7	(3,646)	(604)	(606)
Investment in intangible assets	—	(10)	—	(10)	(10)
Investment in tangible assets	(27)	(97)	(55)	(201)	(366)

Financial Ratios and Other Information
Basic net profit per share	21.85	20.46	42.13	23.66	66.64
Diluted net profit per share	21.70	20.28	41.85	23.45	66.02
Period-end share market price	1,745	2,580	1,745	2,580	2,155
Price / book value	3.72	5.96	3.72	5.96	4.50
Shareholders' equity per share	469.23	432.70	469.23	432.70	478.94
Equity ratio	80%	90%	80%	90%	90%
Shares outstanding	66,136,909	66,038,425	66,136,909	66,038,425	66,074,535
Average number of employees (FTE*)	2,449	1,968	2,358	1,882	2,011
Number of employees (FTE) at the end of the period	2,526	2,015	2,526	2,015	2,204

* Full-time equivalent or team members

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OUTLOOK

	Revised	Revised
	Guidance	Guidance
(DKK million)	ex. Acquisition and Integration related charges	incl. Acquisition and Integration related charges	Previous Guidance
Revenue	20,500 - 21,700	20,500 - 21,700	18,700 - 20,500
Royalties	16,600 - 17,400	16,600 - 17,400	15,600 - 16,700
Net product sales/Collaboration revenue*	2,000 - 2,200	2,000 - 2,200	1,700 - 2,200
Milestones/Reimbursement revenue	1,900 - 2,100	1,900 - 2,100	1,400 - 1,600
Gross profit**	19,600 - 20,800	19,600 - 20,800	18,000 - 19,500
Operating expenses**	(13,700) - (14,300)	(14,100) - (14,700)	(12,400) - (13,400)
Operating profit	5,300 - 7,100	4,900 - 6,700	4,600 - 7,100

*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.

**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range

As announced in Company Announcement No. 52, Genmab is updating revenue, operating expenses and operating profit guidance for 2024. The revised guidance reflects an updated revenue outlook, incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S, as well as acquisition and integration related charges.

Revenue

Genmab currently expects 2024 revenue to be in the range of DKK 20.5 – 21.7 billion. Our projected increase in revenue for 2024 as compared to our previous guidance is driven by higher royalties and reimbursement revenue.

Royalty growth relates mainly to DARZALEX and Kesimpta net sales growth. DARZALEX royalties of DKK 13.3 – 13.8 billion are based on Genmab’s estimate of DARZALEX 2024 net sales of USD 11.4 – 11.8 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with SC net sales as well as royalty reduction in countries and territories where there are no Genmab patents.

Operating Expenses

Genmab now anticipates its 2024 operating expenses (excluding acquisition and integration related charges) to be in the range of DKK 13.7 – 14.3 billion, an increase to the previous guidance of DKK 12.4 – 13.4 billion. The increase primarily relates to the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S as well as a revenue and expense classification change for programs that remain in Genmab’s collaboration with BioNTech. This classification change has resulted in Genmab increasing both cost reimbursement revenue and operating expense by approximately DKK 600 million, resulting in no impact on operating profit. Excluding the DKK 600 million related to the classification change and the acquisition and integration charges, the underlying operating expense range remains within the directional financial guidance provided at the time we announced the ProfoundBio acquisition.

Including acquisition and integration related charges, Genmab expects operating expenses for 2024 to be in the range of DKK 14.1 – 14.7 billion.

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Operating Profit

Genmab now expects its 2024 operating profit excluding acquisition and integration related charges to be in the range of DKK 5.3 – 7.1 billion, compared to the previous guidance of DKK 4.6 – 7.1 billion, primarily driven by the items described above.

Including acquisition and integration related charges, Genmab expects operating profit for 2024 to be in the range of DKK 4.9 – 6.7 billion.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2024 guidance assumes a USD / DKK exchange rate of 6.8). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2024 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report for matters that may cause Genmab’s actual results to differ materially from 2024 Guidance and Key 2024 Priorities.

The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY/TEPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI and TALVEY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

KEY 2024 PRIORITIES

Bring Our Own Medicines to Patients	EPKINLY[1] ● Initiate three Phase 3 trials ● Expand label to include relapsed/refractory FL
Tivdak[2] ● Initiate Phase 3 study in head and neck cancer
Execute successful launches and growth in key markets
Build World-class Differentiated Pipeline	Acasunlimab (GEN1046, DuoBody®-PD-L1x4-1BB) ● Initiate Phase 3 study (second line non-small cell lung cancer (NSCLC))
GEN1042 (DuoBody-CD40x4-1BB)[3] ● Phase 2 data and determine next steps
Expand and advance proprietary clinical product portfolio

Invest in Our People & Culture	Further scale organization aligned with differentiated antibody product portfolio growth and future launches

Become a Leading Integrated Biotech Innovation Powerhouse	Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Co-development w/ Pfizer Inc. (Pfizer); 3. Co-development w/ BioNTech SE (BioNTech)

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PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2024

At the end of the first half of 2024, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of thirteen antibody products in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-developing globally and co-promoting in the U.S. in collaboration with Pfizer, and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commercializing in the U.S. and Japan in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline includes multiple preclinical programs. An overview of the development status of our approved medicines and each of our investigational medicines is provided in the following section, including updates for the second quarter of 2024. For events that occurred during the first quarter of 2024, please refer to Genmab’s Q1 2024 report. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (U.S. SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Products1

Approved Medicines

Approved Product	Target	Developed By	Disease Indication
EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab)	CD3xCD20	Co-development Genmab/AbbVie

Approved in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy[2]

Approved in the U.S. for adult patients with relapsed or refractory FL after two or more lines of systemic therapy[2]
Tivdak (tisotumab vedotin-tftv)	Tissue factor (TF)	Co-development Genmab/Pfizer	Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy[2]

1Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2Refer to relevant local prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines

*Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

EPKINLY/TEPKINLY (epcoritamab) – First and only bispecific antibody approved in the U.S. to treat both relapsed or refractory FL and DLBCL after two or more lines of systemic therapy

●	SC bispecific antibody targeting CD3 and CD20, created using Genmab’s DuoBody technology platform
●	Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approvals in multiple territories including in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy, and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy. EPKINLY has also been approved in the U.S. for the treatment of adults with relapsed or refractory FL after two or more lines of systemic therapy. See local prescribing information for specific indications and safety information
●	Regulatory submissions for epcoritamab for the treatment of relapsed or refractory FL after two or more lines of systemic therapy are currently under review in Europe and Japan
●	Multiple clinical trials are ongoing across different settings and histologies, including four Phase 3 trials, with more trials in planning
●	Co-developed and co-commercialized in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S., Japan, and other regions, and as TEPKINLY in Europe and other regions. See local prescribing information for precise indications. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercialization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of

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these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including four ongoing Phase 3 trials and additional trials in planning. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.

Second Quarter 2024 Updates

●	June: The U.S. FDA approved EPKINLY (epcoritamab-bysp) for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The approval was supported by data from the FL cohort of the EPCORE™ NHL-1 trial (NCT03625037).
●	June: The EMA’s CHMP adopted a positive opinion recommending the granting of conditional marketing authorization of TEPKINLY (epcoritamab) for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy.
●	June: Multiple data presentations were featured at the 2024 American Society of Clinical

Oncology (ASCO) Annual Meeting including two rapid oral presentations. These presentations highlighted data from the pivotal and cycle 1 dose optimization cohorts of the EPCORE NHL-1 clinical trial, which was subsequently selected for presentation at the Best of ASCO conference, and epcoritamab in combination with rituximab and lenalidomide in patients with previously untreated FL from the EPCORE NHL-2 (NCT04663347) clinical trial.

●	June: Multiple data presentations were featured at the 2024 European Hematology Association (EHA) Congress including three oral presentations. These presentations highlighted data from the pivotal and cycle 1 dose optimization cohorts of the EPCORE NHL-1 clinical trial, epcoritamab in combination with polatuzumab vedotin, rituximab, cyclophosphamide, doxorubicin, and prednisone as a potential first-line treatment regimen for patients with DLBCL from the EPCORE NHL-5 (NCT05283720) clinical trial, and primary results of epcoritamab in patients with Richter’s Transformation from the EPCORE CLL-1 (NCT04623541) clinical trial.
●	June: Data published in The Lancet Haematology, “Epcoritamab monotherapy in patients with relapsed or refractory follicular lymphoma (EPCORE NHL-1): a phase 2 cohort of a single-arm, multicentre study.”
●	May: Epcoritamab monotherapy was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 2.2024) for third-line and subsequent therapy for patients with FL as a Category 2A, preferred regimen.

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to TF, a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Full approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy; Tivdak is the first ADC with demonstrated overall survival data to be granted full U.S. FDA approval in this patient population
●	Regulatory submissions for tisotumab vedotin for the treatment of recurrent or metastatic cervical cancer are currently under review in both Japan and Europe
●	Clinical trials in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer

Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology

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licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 profit split. In other markets, Pfizer will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making power on the worldwide development and commercialization strategy for Tivdak. Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

Second Quarter 2024 Updates

●	June: Two data presentations were featured at the 2024 ASCO Annual Meeting including a rapid oral presentation of data from the Phase 2 innovaTV 207 (NCT03485209) trial, evaluating tisotumab vedotin in pretreated patients with relapsed/metastatic head and neck squamous cell carcinoma.
●	April: Genmab submitted a J-NDA to the MHLW in Japan for Tivdak for the treatment of adult patients with advanced or recurrent cervical cancer that has progressed on or after chemotherapy.
●	April: The U.S. FDA granted full approval for Tivdak (tisotumab vedotin-tftv) for the treatment of patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. This U.S. FDA action converted the September 2021 accelerated approval of Tivdak to a full approval.

Acasunlimab (GEN1046) – Bispecific next-generation immunotherapy

●	Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Clinical trials in solid tumors ongoing
●	Genmab to assume sole responsibility for the continued development and potential commercialization of acasunlimab
●	In August 2024, BioNTech opted not to participate in the further development of the acasunlimab program under the parties’ existing collaboration agreement

Acasunlimab (GEN1046, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, created using Genmab’s DuoBody technology platform. It was being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for acasunlimab on a 50:50 basis. In August 2024, Genmab assumed sole responsibility for the continued development and potential commercialization of acasunlimab. BioNTech has opted not to participate in the further development of the acasunlimab program under the parties’ existing collaboration agreement. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. While the emerging clinical profile of acasunlimab is encouraging, BioNTech informed the company that it has taken this decision for reasons relating to its portfolio strategy. Acasunlimab is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Acasunlimab is currently in Phase 2 clinical development. Based on encouraging data from the Phase 2 trial in NSCLC (NCT05117242), a Phase 3 trial is expected to start before the end of 2024.

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Second Quarter 2024 Update

●	June: Data from the Phase 2 trial of acasunlimab as a single agent or in combination with pembrolizumab for the treatment of relapsed/refractory metastatic NSCLC after treatment with standard of care therapy with an immune checkpoint inhibitor was presented as a poster at the 2024 ASCO Annual Meeting.

Rinatabart Sesutecan (Rina-S, GEN1184) – Potential best-in-class folate receptor alpha (FRα)-targeted TOPO1 ADC

●	FRα-targeted TOPO1 ADC being evaluated for potential treatment of FRα-expressing cancers
●	Phase 1/2 clinical trial (NCT05579366) in advanced solid tumors ongoing

Rina-S is a novel FRα-targeted TOPO1 ADC being evaluated for the potential treatment of ovarian cancer and other FRα-expressing cancers. Dose escalation data suggests that Rina-S has robust single agent activity in various cancers across a broad range of FRα expression levels. In January 2024, Rina-S was granted Fast Track Designation by the U.S. FDA for the treatment of FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer. A Phase 1/2 trial of Rina-S in advanced solid tumors is ongoing. Based on encouraging data from this trial, a Phase 3 trial in second line plus platinum resistant ovarian cancer is expected to start before the end of 2024.

GEN1042 (BNT312) – Potential first-in-class bispecific agonistic antibody

●	Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform
●	Multiple Phase 1/2 clinical trials in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1042 (DuoBody-CD40x4-1BB, BNT312) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance activation of both dendritic cells and antigen-dependent T-cells. Three clinical trials of GEN1042 in solid tumors are ongoing.

GEN3014 – HexaBody-based investigational medicine with potential in hematological malignancies

●	Antibody targeting CD38, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT04824794) in relapsed/refractory multiple myeloma and other hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38-targeting lgG1 antibody with a hexamerization-enhancing modification. GEN3014 is designed to induce antitumor activity through highly potent complement-dependent cytotoxicity (CDC) and antitumor activity, which is enhanced compared to daratumumab as demonstrated in previously presented preclinical data and is effective at a wider range of target expression levels. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hematologic malignancies is ongoing and includes a cohort comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients.

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GEN1047 – Bispecific antibody with potential in solid tumors

●	Bispecific antibody targeting CD3 and B7H4, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT05180474) in malignant solid tumors ongoing

GEN1047 (DuoBody-CD3xB7H4) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is a tumor-associated antigen expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, GEN1047 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing and currently in the dose-expansion phase.

GEN3017 – DuoBody-based investigational therapy in the clinic

●	Bispecific antibody targeting CD3 and CD30, created using Genmab’s DuoBody technology platform
●	Phase 1 clinical trial (NCT06018129) in relapsed or refractory classical Hodgkin lymphoma and NHL ongoing

GEN3017 (DuoBody-CD3xCD30) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. CD30 is highly expressed in multiple hematologic malignancies, including classical Hodgkin lymphoma and anaplastic large cell lymphoma. In preclinical studies, GEN3017 induced potent T-cell mediated cytotoxicity of CD30-expressing tumor cells, which was associated with induction of CD4+ and CD8+ T-cell activation, proliferation, and cytokine production. GEN3017 is being developed for the potential treatment of certain hematological malignancies. A Phase 1/2 clinical trial of GEN3017 in relapsed or refractory classical Hodgkin lymphoma and NHL is ongoing.

GEN1059 (BNT314) – Bispecific antibody with potential in solid tumors

●	Bispecific antibody targeting epithelial cell adhesion molecule (EpCAM) and 4-1BB, created using Genmab’s DuoBody technology platform
●	Phase 1/2 clinical trial (NCT06150183) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1059 (DuoBody-EpCAMx4-1BB, BNT314), jointly owned by Genmab and BioNTech and created using Genmab’s DuoBody technology platform, is a proprietary bispecific antibody aimed at boosting antitumor immune responses through EpCAM-dependent 4-1BB agonistic activity. GEN1059 is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1059 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1059 in solid tumors is ongoing.

GEN1055 (BNT315) – HexaBody-based antibody with potential in solid tumors

●	Antibody targeting OX40, created using Genmab’s HexaBody technology platform
●	Phase 1/2 clinical trial (NCT06391775) in malignant solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1055 (HexaBody-OX40, BNT315), jointly owned by Genmab and BioNTech and created using Genmab’s HexaBody technology platform, is an immune-modulating OX40 agonist antibody that promotes immunity by inducing T-cell responses through FcγR-independent OX40 clustering on T cells. GEN1055 is being co-developed by Genmab and BioNTech under an agreement in which the companies

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share all costs and future potential profits for GEN1055 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1055 in solid tumors is ongoing.

Second Quarter 2024 Update

●	June: The first patient was treated in the first-in-human Phase 1/2 trial of GEN1055 in malignant solid tumors.

GEN1160 – ADC with potential in both solid tumors and hematological malignancies

●	CD70-targeted ADC being evaluated in advanced solid and liquid tumors
●	Phase 1/2 clinical trial (NCT05721222) in advanced solid and liquid tumors ongoing

GEN1160 is a CD70-targeted ADC. CD70 is a protein expressed on both solid tumors and hematological malignancies. A Phase 1/2 clinical study of GEN1160 in advanced renal cell carcinoma, nasopharyngeal carcinoma and NHL is ongoing.

GEN1107 – ADC with potential in solid tumors

●	PTK7-targeted ADC being evaluated in advanced solid tumors
●	Phase 1/2 clinical trial (NCT06171789) in advanced solid tumors ongoing

GEN1107 is a PTK7-targeted ADC. PTK7 is a clinically validated ADC target with broad solid tumor expression, particularly in tumor-initiating cells. A Phase 1/2 clinical study of GEN1107 in advanced solid tumors is ongoing.

GEN1056 (BNT322)

●	Phase 1 clinical trial (NCT05586321) in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors. A first-in-human Phase 1 clinical study of GEN1056 in patients with advanced solid tumors is ongoing.

GEN1053 (BNT313) – HexaBody-based investigational medicine

●	Antibody targeting CD27, created using Genmab’s HexaBody technology platform
●	Co-developed in collaboration with BioNTech

GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to induce CD27 clustering on T cells and thus to enhance T cell activation. It was being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs for GEN1053 on a 50:50 basis. Following a strategic evaluation of GEN1053 within the context of Genmab’s and BioNTech’s portfolios, a decision was made to discontinue the Phase 1/2 clinical trial (NCT05435339) of GEN1053 in solid tumors. Preclinical activities remain ongoing.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over the coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

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Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform, bispecific antibodies created with our DuoBody technology platform and ADCs created with our ADC technology platforms. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooperation with our collaboration partners.

Programs Incorporating Genmab’s Innovation and Technology1

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines.

The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

Approved Medicines1

Approved Product	Discovered and/or Developed & Marketed By	Disease Indication(s)
DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj)	Janssen (Royalties to Genmab on net global sales)	Multiple myeloma[2]
Light-chain (AL) Amyloidosis[2]
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis (RMS)[2]
TEPEZZA (teprotumumab-trbw)	Amgen Inc. (Amgen) (under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease (TED)[2]
RYBREVANT (amivantamab/amivantamab-vmjw)	Janssen (Royalties to Genmab on net global sales)	NSCLC[2]
TECVAYLI (teclistamab/teclistamab-cqyv)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]
TALVEY (talquetamab/talquetamab-tgvs)	Janssen (Royalties to Genmab on net global sales)	Relapsed and refractory multiple myeloma[2]

1Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party.
2See local prescribing information for precise indication and safety information.

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Pipeline, Including Further Development for Approved Medicines, ≥ Phase 2 Development

*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol-Myers Squibb.

DARZALEX (daratumumab) – Redefining the treatment of multiple myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications
●	First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe, and Japan
●	Net sales of DARZALEX by Janssen were USD 5,570 million in the first six months of 2024

Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by Janssen under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme; payments are further reduced in countries and territories where there are no relevant patents. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis. Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S.

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Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved for the treatment of RMS

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in multiple territories including the U.S., Europe and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe, and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a royalty to Medarex based on Kesimpta sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of TED

●	Developed and commercialized by Amgen for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab-trbw, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subsequently conducted by Horizon Therapeutics plc (Horizon) under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including the rights to all commercialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab) – First regulatory approvals for a DuoBody-based medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to

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create amivantamab was co-discovered. Amivantamab, marketed as RYBREVANT, is approved in certain territories for the treatment of certain adult patients with NSCLC. Janssen is responsible for the development and commercialization of amivantamab. Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

TECVAYLI (teclistamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclistamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes. Teclistamab, marketed as TECVAYLI, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. Janssen is responsible for the development and commercialization of TECVAYLI. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

TALVEY (talquetamab) – Bispecific antibody approved for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Fourth approved medicine created using Genmab’s proprietary DuoBody technology
●	Under the agreement with Janssen, Genmab is eligible to receive milestones and royalties on net sales of TALVEY

In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells, and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. Talquetamab, marketed as TALVEY, is approved in certain territories for the treatment of certain adult patients with relapsed or refractory multiple myeloma. Janssen is responsible for the development and commercialization of TALVEY. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indication and safety information.

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SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization, and financial activities.

With the acquisition of ProfoundBio, Genmab has an increased operating presence in China. This increased presence subjects Genmab to risks specific to conducting business in China such as being subject to changes in the political, economic and tax policies of the Chinese government or in relationships between China and Demark, the United States or other governments. In addition, the Chinese government has discretion and oversight over the conduct of the business operations of Genmab’s Chinese subsidiaries. Genmab mitigates these risks through the monitoring of the activities of our Chinese subsidiaries as well as geopolitical activities as they pertain to our global operations.

For further information about risks and uncertainties that Genmab faces, refer to the 2023 Annual Report filed with the Nasdaq Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2024. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports, other than those additional risks in regard to our Chinese subsidiaries stated above. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations.

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FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. On May 21, 2024 (Acquisition Date), Genmab completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly-owned subsidiary of Genmab. From the Acquisition Date through the second quarter of 2024, ProfoundBio’s financial results have been incorporated into Genmab’s Consolidated Financial Statements.

Revenue

Genmab’s revenue was DKK 9,545 million for the first six months of 2024 compared to DKK 7,003 million for the first six months of 2023. The increase of DKK 2,542 million, or 36%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, and increased EPKINLY net product sales.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2024	2023	2024	2023
Royalties	4,569	3,478	7,673	5,886
Reimbursement revenue	289	228	569	483
Milestone revenue	—	351	343	455
Collaboration revenue	113	73	206	140
Net product sales	431	39	754	39
Total revenue	5,402	4,169	9,545	7,003

Royalties

Royalty revenue amounted to DKK 7,673 million in the first six months of 2024 compared to DKK 5,886 million in the first six months of 2023. The increase of DKK 1,787 million, or 30%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2024	2023	2024	2023
DARZALEX	3,731	2,923	6,113	4,855
Kesimpta	553	334	990	600
TEPEZZA	161	170	342	336
Other	124	51	228	95
Total royalties	4,569	3,478	7,673	5,886

Net sales of DARZALEX by Janssen were USD 5,570 million in the first six months of 2024 compared to USD 4,695 million in the first six months of 2023. The increase of USD 875 million, or 19%, was driven by market share gains in all regions. Royalty revenue on net sales of DARZALEX was DKK 6,113 million in the first six months of 2024 compared to DKK 4,855 million in the first six months of 2023, an increase of DKK 1,258 million. The percentage increase in royalties of 26% is higher than the percentage increase in the underlying net sales primarily due to a higher effective royalty rate and a higher average exchange rate between the USD and DKK.

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Net sales of Kesimpta by Novartis were USD 1,436 million in the first six months of 2024 compared to USD 873 million in the first six months of 2023. The increase of USD 563 million, or 64%, was primarily driven by increased demand and strong access. Royalty revenue on net sales of Kesimpta was DKK 990 million in the first six months of 2024 compared to DKK 600 million in the first six months of 2023, an increase of DKK 390 million, or 65%.

Net sales of TEPEZZA by Amgen were USD 903 million in the first six months of 2024 compared to USD 843 million in the first six months of 2023. Royalty revenue on net sales of TEPEZZA was DKK 342 million in the first six months of 2024 compared to DKK 336 million in the first six months of 2023, an increase of DKK 6 million, or 2%.

Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. These royalties were not material for the first six months of 2024 or 2023.

Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contractual arrangement related to annual Currency Hedge Rate, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales and the level of royalty deductions on net sales in countries and territories where there is no patent protection.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 569 million in the first six months of 2024 compared to DKK 483 million in the first six months of 2023. The increase of DKK 86 million, or 18%, was primarily driven by higher activities under our collaboration agreements with BioNTech for acasunlimab and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 343 million in the first six months of 2024 compared to DKK 455 million in the first six months of 2023, a decrease of DKK 112 million, or 25%, primarily driven by milestones of DKK 104 million achieved under our Janssen DuoBody collaboration in 2023.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

Collaboration revenue was DKK 206 million in the first six months of 2024 compared to DKK 140 million in the first six months of 2023, an increase of DKK 66 million, or 47%, primarily driven by an increase in net sales of Tivdak.

Net Product Sales

Net product sales were DKK 754 million in the first six months of 2024 compared to DKK 39 million in the first six months of 2023. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

Net sales of TEPKINLY in territories where Genmab receives royalty revenue were USD 12 million in the first six months of 2024, with no net sales in the first six months of 2023 due to regulatory approvals in such territories not occurring until late 2023.

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Refer to Financial Statement Note 3 in this interim report for further details about revenue.

Key Developments to Revenue – Second Quarter of 2024

Genmab’s revenue was DKK 5,402 million for the second quarter of 2024 compared to DKK 4,169 million for the second quarter of 2023. The increase of DKK 1,233 million, or 30%, was primarily driven by higher

DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis,

respectively, and increased EPKINLY net product sales, partly offset by a decrease in milestone revenue achieved during the second quarter of 2024 as compared to the second quarter of 2023.

Cost of Product Sales

Genmab recognized cost of product sales of DKK 375 million in the first six months of 2024 compared to DKK 21 million in the first six months of 2023. Cost of product sales related to EPKINLY sales is primarily comprised of profit-sharing amounts payable to AbbVie of DKK 352 million as well as product costs. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

Key Developments to Cost of Product Sales – Second Quarter of 2024

Cost of product sales were DKK 190 million for the second quarter of 2024 compared to DKK 21 million for the second quarter of 2023. EPKINLY was approved in the U.S. in May 2023 and in Japan in September 2023.

Research and Development Expenses

Research and development expenses amounted to DKK 4,801 million in the first six months of 2024 compared to DKK 3,594 million in the first six months of 2023. The increase of DKK 1,207 million, or 34%, was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, increased activities of DuoBody-CD40x4-1BB and acasunlimab under our collaboration with BioNTech and DuoBody-CD3xCD30, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio.

Research and development expenses accounted for 74% of total research and development expenses & selling, general and administrative expenses in the first six months of 2024 compared to 71% in the first six months of 2023.

Key Developments to Research and Development Expenses – Second Quarter of 2024

Research and development expenses were DKK 2,502 million for the second quarter of 2024 compared to DKK 1,853 million for the second quarter of 2023. The increase of DKK 649 million, or 35%, was primarily driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, increase in team members to support the continued expansion of our product portfolio, and the addition of ProfoundBio related research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 1,676 million in the first six months of 2024 compared to DKK 1,503 million in the first six months of 2023. The increase of DKK 173 million, or 12%, was driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support EPKINLY in the U.S. and Japan post-launch, and the investment in Genmab’s broader organizational capabilities.

Selling, general and administrative expenses accounted for 26% of total research and development expenses & selling, general and administrative expenses in the first six months of 2024 compared to 29% for the first six months of 2023.

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Key Developments to Selling, General and Administrative Expenses – Second Quarter of 2024

Selling, general and administrative expenses were DKK 894 million for the second quarter of 2024 compared to DKK 827 million for the second quarter of 2023. The increase of DKK 67 million, or 8%, was primarily driven by the continued expansion of Genmab’s commercialization capabilities through the increase in team members to support Epkinly in the U.S. and Japan post-launch, and the investment in Genmab’s broader organizational capabilities.

Acquisition and Integration Related Charges

Acquisition and integration related charges for the acquisition of ProfoundBio were DKK 252 million in the first six months of 2024.

Key Developments to Acquisition and Integration Related Charges – Second Quarter of 2024

Acquisition and integration related charges for the acquisition of ProfoundBio were DKK 176 million for the second quarter of 2024. There were no acquisition and integration related charges for the second quarter of 2023.

Operating Profit

Operating profit was DKK 2,441 million in the first six months of 2024 compared to DKK 1,885 million in the first six months of 2023.

Net Financial Items

Net financial items include the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(DKK million)	2024	2023	2024	2023
Interest and other financial income	292	227	609	428
Gain on marketable securities	85	86	218	248
Gain on other investments	114	33	121	62
Foreign exchange rate gain	395	—	1,045	—
Total financial income	886	346	1,993	738

Interest and other financial expenses	(19)	(25)	(48)	(40)
Loss on marketable securities	(39)	(82)	(129)	(159)
Loss on other investments	(85)	(3)	(98)	(25)
Foreign exchange rate loss	(256)	(10)	(316)	(439)
Total financial expenses	(399)	(120)	(591)	(663)
Net financial items	487	226	1,402	75

Interest Income

Interest income was DKK 609 million in the first six months of 2024 compared to DKK 428 million in the first six months of 2023. The increase of DKK 181 million was primarily driven by higher cash and cash equivalents and marketable securities, as well as higher interest rates on USD denominated marketable securities in 2024 versus 2023.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net was DKK 729 million, comprised of DKK 1,045 million foreign exchange rate gains, offset by DKK 316 million foreign exchange rate losses in the first six months of 2024 compared to foreign exchange rate loss of DKK 439 million in the first six months of 2023. The USD

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strengthened against the DKK in the first six months of 2024, positively impacting our USD denominated securities and cash holdings. The USD weakened against the DKK in the first six months of 2023, negatively impacting our USD denominated securities and cash holdings.

	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022

USD/DKK Foreign Exchange Rates	6.9664	6.7447	6.8539	6.9722

% Increase/(decrease) from prior year-end	3.3%		(1.7)%

Refer to Financial Statement Note 6 in this interim report for further details about the net financial items.

Key Developments to Net Financial Items – Second Quarter of 2024

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net was DKK 139 million, comprised of DKK 395 million foreign exchange rate gains, offset by DKK 256 million foreign exchange rate losses in the second quarter of 2024 compared to the foreign exchange rate loss of DKK 10 million in the second quarter of 2023. The USD strengthened against the DKK in the second quarter of 2024, positively impacting our USD denominated securities and cash holdings. The USD weakened against the DKK in the second quarter of 2023, negatively impacting our USD denominated securities and cash holdings.

Interest Income

Interest Income was DKK 292 million for the second quarter of 2024 compared to DKK 227 million for the second quarter of 2023. The increase of DKK 65 million was primarily driven by higher cash and cash equivalents and marketable securities, as well as higher interest rates on USD denominated marketable securities in 2024 versus 2023.

Corporate Tax

Corporate tax expense for the first six months of 2024 was DKK 1,110 million compared to DKK 415 million for the first six months of 2023. The increase in corporate tax expense is primarily the result of Genmab’s higher net profit before tax and an increase in the estimated annual effective tax rate in the first six months of 2024 to 28.9% from 21.2% in the first six months of 2023. The increase in Genmab’s effective tax rate was mainly driven by the increase in the deferred provision attributable to losses in relation to EPKINLY commercial expenses in the U.S. and ProfoundBio operational losses in the U.S. for which tax benefit cannot be recognized.

With the acquisition of ProfoundBio, Genmab is currently evaluating the integration of ProfoundBio operations from a tax perspective. As a result, Genmab’s effective tax rate may experience some volatility as integration activities progress, but is anticipated to normalize within the next 12-18 months.

Key Developments to Corporate Tax – Second Quarter of 2024

Corporate tax expense for the second quarter of 2024 was DKK 719 million compared to DKK 359 million for the second quarter of 2023. The increase in corporate tax expense is primarily the result of Genmab’s higher net profit before tax and an increase in the estimated annual effective tax rate, driven by an increase in the deferred provision attributable to nondeductible losses in relation to EPKINLY commercial expenses in the U.S. and ProfoundBio operational losses in the U.S.

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Net Profit

Net profit for the first six months of 2024 was DKK 2,733 million compared to DKK 1,545 million in the first six months of 2023. The increase was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	June 30, 2024	December 31, 2023
Marketable securities	11,402	13,268
Cash and cash equivalents	4,331	14,867
Shareholders' equity	30,969	31,610

	Six Months Ended
	June 30,
Cash Flow (DKK million)	2024	2023
Cash provided by operating activities	3,026	3,671
Cash (used in) investing activities	(10,213)	(1,848)
Cash provided by (used in) financing activities	(3,646)	(604)
Increase (decrease) in cash and cash equivalents	(10,833)	1,219

Exchange Rate adjustments	297	(238)

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. The DKK 645 million decrease in net cash provided by operating activities is driven by the unfavorable impact on cash flow of DKK 1,168 million of net foreign exchange rate gains in the first six months of 2024 compared to the first six months of 2023 as well as significant AbbVie milestones achieved with related cash received during the first six months of 2023, with no material milestones in the first six months of 2024. This impact was offset by an increase in net profit before tax of DKK 1,883 million in the first six months of 2024 compared to the first six months of 2023.

Net cash used in investing activities primarily reflects cash used in making acquisitions, differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. The increase in net cash used in investing activities is primarily driven by the acquisition of ProfoundBio, partly offset by the sales and maturities of marketable securities exceeding purchases in the first six months of 2024, compared to purchases exceeding sales and maturities in the first six months of 2023.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase in net cash (used in) financing activities between the periods is primarily driven by higher purchases of treasury shares of DKK 3,585 million in the first six months of 2024 related to the share buy-back programs initiated in March 2024 and completed in June 2024 compared to DKK 564 million in the first six months of 2023.

Genmab’s USD denominated marketable securities represented 78% of Genmab’s total marketable securities as of June 30, 2024, compared to 81% as of December 31, 2023. The decrease was primarily attributable to the liquidation of USD denominated marketable securities to fund the acquisition of ProfoundBio and the purchase of treasury shares.

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Cash and cash equivalents included short-term marketable securities of DKK 13 million as of June 30, 2024, compared to DKK 1,353 million as of December 31, 2023. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 5 in this interim report for further details about our marketable securities.

Balance Sheet

As of June 30, 2024, total assets were DKK 38,619 million compared to DKK 35,289 million on December 31, 2023. As of June 30, 2024, assets were mainly comprised of intangible assets of DKK 12,011 million, primarily made up of intangible assets acquired in the ProfoundBio acquisition, marketable securities of DKK 11,402 million, current receivables of DKK 6,168 million, cash and cash equivalents of DKK 4,331 million and DKK 2,518 million of goodwill related to the acquisition of ProfoundBio. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

As of June 30, 2024, total liabilities were DKK 7,650 million compared to DKK 3,679 million on December 31, 2023. The increase in total liabilities of DKK 3,971 million was primarily driven by the deferred tax liability assumed in the acquisition of ProfoundBio, accruals related to the expansion of our product pipeline, an increase in corporate taxes payable due to Genmab’s net profit before tax and increase in Genmab’s effective tax rate, and an increase in lease liabilities for the commencement of a lease in the U.S. with respect to office and laboratory space.

Shareholders’ equity as of June 30, 2024, was DKK 30,969 million compared to DKK 31,610 million on December 31, 2023. The decrease of DKK 641 million, or 2%, was primarily driven by Genmab’s purchase of treasury shares, partly offset by the net profit for the period and share-based compensation expenses. The decrease in Genmab’s equity ratio, which was 80% as of June 30, 2024, compared to 90% as of December 31, 2023, was primarily attributable to assets acquired in the acquisition of Profoundbio, net of cash paid, in addition to a decrease in shareholder’s equity due to the share buy-back completed in June 2024.

Team Members

As of June 30, 2024, the total number of team members was 2,526 compared to 2,015 as of June 30, 2023. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for EPKINLY in the U.S. and Japan post launch activities, and broader organizational capabilities and the acquisition of ProfoundBio.

	Six Months Ended
	June 30,
Team Members	2024	2023
Research and development team members	1,774	1,396
Selling, general and administrative team members	752	619
Total team members	2,526	2,015

Legal Matters

Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. In April 2022, the arbitral tribunal issued an award in

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the binding arbitration of the two matters in favor of Janssen. Genmab did not seek a review of the award, and the award is final.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen with claims for milestone payments for daratumumab SC of USD 405 million and a separate 13-year royalty term for daratumumab SC on a country-by-country basis, from the date of the first commercial sale of daratumumab SC in each such country. This second arbitration followed from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

On April 21, 2023, the arbitral tribunal dismissed Genmab’s claims regarding the second arbitration, on the basis that these claims should have been brought in the first arbitration. One arbitrator dissented. Genmab filed a request for review of the award, which was denied on January 23, 2024. As a result, the dismissal of Genmab’s claims in the second arbitration is now final.

Chugai Patent Infringement Complaint

In June 2024, Chugai Pharmaceutical Co., Ltd. filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.

Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recorded related to this matter.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
(DKK million)

Revenue	3	5,402	4,169	9,545	7,003

Cost of product sales		(190)	(21)	(375)	(21)
Research and development expenses		(2,502)	(1,853)	(4,801)	(3,594)
Selling, general and administrative expenses		(894)	(827)	(1,676)	(1,503)
Acquisition and integration related charges	2	(176)	—	(252)	—
Total costs and operating expenses		(3,762)	(2,701)	(7,104)	(5,118)

Operating profit		1,640	1,468	2,441	1,885

Financial income	6	886	346	1,993	738
Financial expenses	6	(399)	(120)	(591)	(663)

Net profit before tax		2,127	1,694	3,843	1,960

Corporate tax		(719)	(359)	(1,110)	(415)

Net profit		1,408	1,335	2,733	1,545

Other comprehensive income:

Amounts which may be re-classified to the income statement:
Exchange differences on translation of foreign operations		126	(5)	174	14

Total comprehensive income		1,534	1,330	2,907	1,559

Basic net profit per share		21.85	20.46	42.13	23.66
Diluted net profit per share		21.70	20.28	41.85	23.45

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CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2024	2023
(DKK million)
ASSETS

Intangible assets	4	12,011	101
Property and equipment		952	955
Right-of-use assets	9	928	686
Receivables		77	62
Deferred tax assets		—	212
Other investments	5	196	134
Goodwill	4	2,518	—

Total non-current assets		16,682	2,150

Inventories		36	57
Receivables		6,168	4,947
Marketable securities	5	11,402	13,268
Cash and cash equivalents		4,331	14,867

Total current assets		21,937	33,139

Total assets		38,619	35,289

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,536	12,461
Other reserves		234	60
Retained earnings		18,133	19,023

Total shareholders' equity		30,969	31,610

Lease liabilities	9	925	680
Deferred revenue	3	480	480
Deferred tax liabilities		1,853	—
Other payables		28	35

Total non-current liabilities		3,286	1,195

Corporate tax payable		837	54
Lease liabilities	9	94	90
Deferred revenue	3	33	33
Other payables		3,400	2,307

Total current liabilities		4,364	2,484

Total liabilities		7,650	3,679

Total shareholders' equity and liabilities		38,619	35,289

Share-based payments	7
Related parties	8
Contingency	10
Subsequent events to the balance sheet date	11

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended
		June 30,
	Note	2024	2023
(DKK million)

Net profit before tax		3,843	1,960

Financial income		(1,993)	(738)
Financial expenses		591	663
Adjustments for non-cash transactions
Share-based compensation expense	7	349	271
Depreciation		160	125
Amortization	4	26	27
Impairment charges	4	64	-
Change in operating assets and liabilities, excluding the effect of acquisitions:
Receivables		(1,049)	1,270
Inventories		21	(51)
Other payables		758	171
Cash flows from operating activities before financial items		2,770	3,698

Interest received		596	384
Interest elements of lease payments	9	(16)	(11)
Corporate taxes paid		(324)	(400)
Net cash provided by operating activities		3,026	3,671

Acquisition of business, net of cash acquired	2	(12,246)	—
Post combination equity awards	2	(79)	—
Investment in intangible assets	4	—	(10)
Investment in tangible assets		(55)	(201)
Marketable securities bought		(5,237)	(7,112)
Marketable securities sold		7,437	5,490
Other investments bought		(33)	(15)
Net cash (used in) investing activities		(10,213)	(1,848)

Warrants exercised		75	103
Principal elements of lease payments		(43)	(50)
Purchase of treasury shares	7	(3,585)	(564)
Payment of withholding taxes on behalf of employees on net settled RSUs		(93)	(93)
Net cash (used in) financing activities		(3,646)	(604)

Change in cash and cash equivalents		(10,833)	1,219

Cash and cash equivalents at the beginning of the period		14,867	9,893
Exchange rate adjustments		297	(238)
Cash and cash equivalents at the end of the period		4,331	10,874

Cash and cash equivalents include:
Bank deposits		4,318	10,240
Short-term marketable securities		13	634
Cash and cash equivalents at the end of the period		4,331	10,874

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CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share	Share	Translation	Retained	Shareholders'
	Note	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2022		66	12,309	98	14,809	27,282

Net profit		—	—	—	1,545	1,545
Other comprehensive income		—	—	14	—	14
Total comprehensive income		—	—	14	1,545	1,559

Transactions with owners:
Exercise of warrants		—	103	—	—	103
Purchase of treasury shares		—	—	—	(564)	(564)
Share-based compensation expenses		—	—	—	271	271
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(93)	(93)

Balance at June 30, 2023		66	12,412	112	15,968	28,558

Balance at December 31, 2023		66	12,461	60	19,023	31,610

Net profit		—	—	—	2,733	2,733
Other comprehensive income		—	—	174	—	174
Total comprehensive income		—	—	174	2,733	2,907

Transactions with owners:
Exercise of warrants	7	—	75	—	—	75
Purchase of treasury shares	7	—	—	—	(3,879)	(3,879)
Share-based compensation expenses	7	—	—	—	349	349
Withholding taxes on behalf of employees on net settled RSUs		—	—	—	(93)	(93)

Balance at June 30, 2024		66	12,536	234	18,133	30,969

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NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab Group (Genmab or the Company) have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2023 Annual Report (Annual Report). A number of amended standards became applicable for the current reporting period. There was no impact to Genmab’s financial statements as a result of adopting these amended standards. These interim financial statements should be read in conjunction with the Annual Report.

The below accounting policies have been implemented upon Genmab completing the acquisition of ProfoundBio, Inc. (ProfoundBio) on May 21, 2024.

Business Combinations

The acquisition method of accounting is used to account for all acquisitions where the target company meets the definition of a business in accordance with IFRS  3 (Business Combinations). The purchase price for a business is comprised of the fair value of the assets transferred and liabilities owned to the former owners, including option holders, of the acquired business and the fair value of any asset or liability resulting from a contingent consideration arrangement. Any amount of the purchase price which effectively comprises a settlement of a pre-existing relationship is not part of the exchange for the acquiree and is therefore not included in the consideration for the purpose of applying the acquisition method. Settlements of pre-existing relationships are accounted for as separate transactions in accordance with the relevant IFRS standards.

Identifiable assets and liabilities and contingent liabilities assumed are measured at fair value on the date of acquisition by applying relevant valuation methods. Acquisition-related charges are expensed as incurred and included in Acquisition and integration related charges. Goodwill is recognized as the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed.

Other Intangible Assets

Definite-Lived and IPR&D Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets with definite useful lives are amortized based on the straight-line method over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Amortization commences for in-process research and development (IPR&D) intangible assets after regulatory approval has been obtained or when assets are put in use. IPR&D intangible assets are tested for impairment at least annually or when a triggering event occurs that could indicate a potential impairment. Impairments of intangible assets are reviewed at each reporting date for possible reversal.

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Goodwill

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired and liabilities assumed in a business combination accounted for by the acquisition method of accounting and is not amortized, but is subject to impairment testing. Goodwill is allocated to each of the group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment at least annually, or more frequently when there is an indication that the unit may be impaired by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that the fair value of net assets in a cash-generating unit are below their carrying amounts. Quantitative goodwill impairment tests are based on management’s projections and the anticipated net present value of estimated future cash flows from marketable products.

If the carrying amount of goodwill exceeds the recoverable amount, which is determined based on discounted projected cash flows, any impairment is measured as the difference between those discounted projected cash flows and the carrying amount. Impairments of goodwill are prohibited from future reversals.

Management Judgements and Estimates under IFRS Accounting Standards

In preparing interim reports, certain provisions under IFRS Accounting Standards (IFRS) require management to make judgements (various accounting estimates and assumptions), which may significantly impact Genmab’s financial statements. The interim report has been prepared using the same judgments and estimates as outlined in Section 1 – Basis of Presentation in the financial statements in the Annual Report. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report. Additionally, upon Genmab completing the acquisition of ProfoundBio on May 21, 2024, management has determined that the below estimates related to intangible assets are an area that require significant judgement. Refer below for further information on the key accounting estimates related to the valuation of intangible assets utilized in preparation of the consolidated financial statements.

Fair Value of Intangible Assets in a Business Combination

The application of the acquisition method involves the use of significant estimates because the identifiable net assets of the acquiree are recognized at their fair values for which observable market prices are typically not available. This is particularly relevant for intangible assets which require use of valuation techniques typically based on estimates of present value of future uncertain cash flows. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and commercial success, revenue growth rates, operating margins, and royalty rates).

Impairment Assessment of Intangible Assets and Goodwill

If circumstances or changes in Genmab’s operations indicate that the carrying amount of intangible assets, including goodwill, may not be recoverable, management reviews the asset for impairment. The basis for the review is the recoverable amount of the intangible asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the intangible asset. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. Impairments on intangible assets (excluding goodwill) are reviewed at each reporting date for possible reversal.

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Factors considered material that could trigger an impairment test include the following:

• Development of a competing drug

• Realized sales trending below predicted sales

• Inconsistent or unfavorable clinical readouts

• Changes in the legal framework covering patents, rights and licenses

• Advances in medicine and/or technology that affect the medical treatments

• Adverse impact on reputation and/or brand names

• Relationship to other intangible assets or property, plant and equipment

Impairments of intangible assets are recognized in the Consolidated Income Statements as research and development expenses.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates, product sales or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

Reclassifications and Revisions

To facilitate comparison of information across periods, certain immaterial reclassifications and revisions have been made to prior period amounts to conform to the current period’s presentation. Refer to Note 1.4 in the Annual Report for further details.

Note 2 – Acquisition of Businesses

On May 21, 2024 (Acquisition Date), Genmab completed the previously announced acquisition of all of the outstanding shares of ProfoundBio, resulting in ProfoundBio becoming a wholly-owned subsidiary of Genmab. The acquisition of ProfoundBio gave Genmab worldwide rights to three candidates in clinical development, including ProfoundBio’s lead drug candidate, rinatabart sesutecan (Rina-S). In addition, Genmab acquired ProfoundBio’s novel ADC technology platforms. Rina-S is a clinical-stage, FRα-targeted, TOPO1 ADC, currently in Phase 2 of a Phase 1/2 clinical trial, for the treatment of ovarian cancer and other FRα-expressing solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. FDA granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition to payment of USD 1.72 billion (DKK 11.80 billion) for all of the outstanding shares of ProfoundBio, Genmab also made a USD 199 million (DKK 1,368 million) payment to holders of outstanding ProfoundBio equity awards for settlement of such vested and non-vested awards. Of the USD 199 million (DKK 1,368 million) payment, USD 187 million (DKK 1,289 million) related to the portion of awards where the vesting period was completed prior to the Acquisition Date. This portion of the payment was therefore determined to be attributable to the pre-combination period and included in purchase consideration. The remaining USD 11 million (DKK 79 million) payment related to the portion of awards with future vesting conditions, and therefore attributable to post-combination services. The amount attributable to the post-combination service does not form part of the consideration and was therefore instead recognized as Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income during the second quarter of 2024.

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The acquisition has been accounted for using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date and consolidated into Genmab’s Condensed Consolidated Balance Sheets. The results of operations for ProfoundBio have been included in Genmab’s consolidated financial statements from the Acquisition Date. A fair value measurement has been performed and the purchase price has been allocated to intangible assets, associated deferred tax liabilities, other assets and liabilities, as well as goodwill being the excess value of the purchase price over the fair value of assets acquired and liabilities assumed (the purchase price allocation). The purchase price allocation is considered provisional due to uncertainty on key assumptions which require detailed analysis which has not been possible to conclude as of June 30, 2024. Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the Acquisition Date.

The total consideration for the acquisition of ProfoundBio is summarized as follows:

	Total Consideration
	Amounts in USD millions	Amounts in DKK millions
Cash paid for outstanding shares	1,718	11,798
Cash for equity compensation attributable to pre-combination service	187	1,289
Total consideration	1,905	13,087
Cash acquired	(122)	(841)
Cash used for acquisition of business	1,783	12,246

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the Acquisition Date based upon their respective fair values summarized below:

	Amounts Recognized as of the Acquisition Date
	Amounts in USD millions	Amounts in DKK millions
Cash and cash equivalents	122	841
Other current assets*	4	29
Property and equipment	6	41
IPR&D	1,540	10,577
Technology platform intangible asset	181	1,243
Other non-current assets**	3	21
Non-current deferred tax liability	(297)	(2,039)
Other current liabilities***	(15)	(108)
Total identifiable net assets	1,544	10,605
Goodwill	361	2,482
Total consideration	1,905	13,087

*Includes receivables and other investments

**Includes other investments and right-of use assets

***Includes other payables, deferred revenue, current deferred tax liability and lease liabilities

The carrying values of other current assets, property and equipment, other non-current assets and other current liabilities were determined to approximate their fair values.

The fair value assigned to acquired IPR&D, which was calculated using the multi-period excess earnings method of the income approach, was based on the present value of expected after-tax cash flows attributable to Rina-S, which is in Phase 1/2 testing. The present value of expected after-tax cash flows obtainable from Rina-S and assigned to IPR&D was determined by estimating the after-tax costs to

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complete development of Rina-S into a commercially viable product, estimating future revenue and ongoing expenses to produce, support and sell Rina-S, on an after-tax basis, and discounting the resulting net cash flows to present value. The revenue and costs projections used were reduced based on the probability that compounds at similar stages of development will become commercially viable products. The rate utilized to discount the net cash flows to their present value reflects the risk associated with the future earnings attributable to the intangible asset. Acquired IPR&D will be accounted for as an intangible asset not yet available for use until regulatory approval in a major market is received or development is discontinued.

The fair value of the technology platform intangible asset was calculated using the relief from royalty method of the income approach. This method includes assigning value based on the economic savings from owning, rather than in-licensing, the technology platform intangible asset supported by observable market data for peer companies, then discounting the resulting probability adjusted net post-tax cash flows using a discount rate commensurate with the risk associated with the future income or cost savings attributable to the intangible asset.

The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as probabilities of technical and commercial success, revenue growth rates, operating margins, and royalty rates).

The excess of purchase price over the fair value amounts assigned to identifiable assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the acquisition is attributable to the intangible assets that do not qualify for separate recognition at the time of the acquisition, assembled workforce and deferred tax consequences of the IPR&D and technology platform intangible asset recorded for financial statement purposes. Genmab does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the acquisition has been recorded as a non-current asset in Genmab’s Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually.

From the Acquisition Date through June 30, 2024, Genmab’s Condensed Consolidated Statements of Comprehensive Income include no revenue and the following expenses associated with the acquisition and operations of ProfoundBio (in DKK millions):

Consolidated Statements of Comprehensive Income (DKK million):	Acquisition Date through June 30, 2024
Research and development expenses	70
Selling, general and administrative expenses	7
Acquisition and integration related charges*	139
Total	216

*Acquisition related charges incurred from the Acquisition Date through June 30, 2024, are comprised of payments to holders of outstanding ProfoundBio equity awards related to post-combination services (DKK 79 million). The remaining expenses are integration related charges incurred from the Acquisition Date through June 30, 2024, which are comprised of professional fees incurred to assist with the integration of ProfoundBio into Genmab’s operations post-acquisition. Additionally, prior to the Acquisition Date, Genmab recorded DKK 113 million in Acquisition and integration related charges in Genmab’s Consolidated Statements of Comprehensive Income related to professional due diligence procedures in connection with the acquisition of ProfoundBio.

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The following table provides Genmab’s consolidated revenue and net profit for the first six months of 2024 as if the acquisition of ProfoundBio had occurred on January 1, 2024 (in DKK millions):

(DKK million)	Six Month Period Ended June 30, 2024
Revenue	9,545
Net Profit	2,516

The unaudited pro forma information does not necessarily reflect the actual results of operations of the combined entities that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects certain adjustments that were directly attributable to the acquisition of ProfoundBio, including additional amortization adjustments for the fair value of the technology platform intangible asset acquired.

As of June 30, 2024, Cash and cash equivalents in Genmab’s Consolidated Balance Sheets includes USD 30 million (DKK 210 million) of restricted cash balances for funds held in escrow related to the acquisition of ProfoundBio.

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Note 3 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(DKK million)
Revenue by type:
Royalties	4,569	3,478	7,673	5,886
Reimbursement revenue	289	228	569	483
Milestone revenue	—	351	343	455
Collaboration revenue	113	73	206	140
Net product sales	431	39	754	39
Total	5,402	4,169	9,545	7,003

Revenue by collaboration partner:
Janssen	3,844	2,974	6,323	5,054
Roche	161	170	342	336
Novartis	558	337	999	606
BioNTech	259	216	509	446
Pfizer	137	85	256	174
AbbVie	12	348	362	348
Total*	4,971	4,130	8,791	6,964

Royalties by product:
DARZALEX	3,731	2,923	6,113	4,855
Kesimpta	553	334	990	600
TEPEZZA	161	170	342	336
Other**	124	51	228	95
Total	4,569	3,478	7,673	5,886

* Excludes Genmab’s Net product sales

** Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY.

Net Product Sales

Genmab recognized net product sales of DKK 754 million during the first six months of 2024 compared to DKK 39 million in the first six months of 2023. EPKINLY was approved in the U.S. in May 2023 and Japan in September 2023.

Deferred Revenue

As part of the continued evaluation of deferred revenue related to the AbbVie Agreement, during the first six months of 2024, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities as of June 30, 2024, with no deferred revenue recognized as revenue. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

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Note 4 – Intangible Assets & Goodwill

(DKK million)	Gross Carrying Value	Accumulated Amortization	Impairment	Intangible Assets, Net

June 30, 2024
Amortizable Intangible Assets:
Licenses & Patents	912	(817)	(64)	31
Technology Platform	1,261	(9)	-	1,252
	2,173	(826)	(64)	1,283
Non-amortized Intangible Assets:
Acquired IPR&D Rights	10,728	-	-	10,728

Total Intangible Assets	12,901	(826)	(64)	12,011

December 31, 2023

Amortizable Intangible Assets:
Licenses & Patents	901	(800)	-	101

Total Intangible Assets	901	(800)	-	101

Intangible Assets

The increase in the gross carrying value of intangible assets during the first six months of 2024 was primarily due to the addition of approximately DKK 10,728 million of IPR&D and DKK 1,261 million of a technology platform asset from the ProfoundBio acquisition. The technology platform asset is being amortized over its estimated useful life of 15 years. Refer to Note 2 for additional details.

Amortization expense was DKK 26 million and DKK 27 million for the first six months of 2024 and 2023, respectively, which was recorded in Research and development expenses in the Condensed Consolidated Statements of Comprehensive Income

Goodwill

The carrying amount of goodwill was DKK 2,518 million as of June 30, 2024 due to the acquisition of ProfoundBio (refer to Note 2). There was no goodwill balance as of December 31, 2023.

Note 5 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	June 30,	December 31,
	2024	2023
Percent

USD	78%	81%
DKK	13%	12%
EUR	8%	6%
GBP	1%	1%
Total	100%	100%

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As of June 30, 2024, 70% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated compared to 72% as of December 31, 2023.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	June 30, 2024				December 31, 2023
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	11,402	—	—	11,402	13,268	—	—	13,268
Other investments	38	14	144	196	47	—	87	134

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Other Investments

Other investments primarily consist of investments in certain strategic investment funds. Genmab’s share of the fair value of these fund investments is determined based on the valuation of the underlying investments included in the fund. Investments in publicly traded equity securities included in these strategic investment funds are valued based at the most recent sale price or official closing price reported on the exchange or over-the-counter market on which they trade, while investments in non-publicly traded equity securities are based on other factors, including but not limited to, type of the security, the size of the holding, the initial cost of the security, the price and extent of public trading in similar securities of the comparable companies, an analysis of the company's or issuer's financial statements and with respect to debt securities, the maturity and creditworthiness. As such, these fund investments have been characterized as Level 3 investments as fair values are not entirely based on observable market data.

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

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Note 6 – Financial Income and Expenses

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(DKK million)

Financial income:
Interest and other financial income	292	227	609	428
Gain on marketable securities	85	86	218	248
Gain on other investments	114	33	121	62
Foreign exchange rate gain	395	-	1,045	—

Total financial income	886	346	1,993	738

Financial expenses:
Interest and other financial expenses	(19)	(25)	(48)	(40)
Loss on marketable securities	(39)	(82)	(129)	(159)
Loss on other investments	(85)	(3)	(98)	(25)
Foreign exchange rate loss	(256)	(10)	(316)	(439)

Total financial expenses	(399)	(120)	(591)	(663)

Net financial items	487	226	1,402	75

Interest Income

Interest income was DKK 609 million in the first six months of 2024 compared to DKK 428 million in the first six months of 2023. The increase of DKK 181 million was driven by higher cash and cash equivalents and marketable securities, as well as higher interest rates on USD denominated marketable securities in the first six months of 2024 compared to the first six months of 2023.

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net was DKK 729 million, comprised of DKK 1,045 million foreign exchange rate gains, offset by DKK 316 million foreign exchange rate losses in the first six months of 2024 compared to foreign exchange rate loss of DKK 439 million in the first six months of 2023. The USD strengthened against the DKK in the first six months of 2024, positively impacting our USD denominated securities and cash holdings. The USD weakened against the DKK in the first six months of 2023, negatively impacting our USD denominated securities and cash holdings.

	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022

USD/DKK Foreign Exchange Rates	6.9664	6.7447	6.8539	6.9722

% Increase/(decrease) from prior year-end	3.3%		(1.7)%

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Note 7 – Share-Based Payments

Restricted Stock Unit Program

Genmab has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based.

	Six Months Ended
	June 30,
	2024	2023
RSUs granted	452,485	281,061
Weighted average fair value per RSU granted (DKK)	2,010.05	2,640.65

RSUs vested	130,579	87,719

Refer to Note 4.6 in the Annual Report for details on the RSU program.

Warrant Program

Genmab has established a warrant program (equity-settled share-based payment transactions) as an incentive for all Genmab employees. Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs.

	Six Months Ended
	June 30,
	2024	2023
Warrants granted	345,079	193,853
Weighted average exercise price per warrant granted (DKK)	2,006.50	2,657.01
Weighted average Black-Scholes fair value per warrant granted (DKK)	650.72	937.43

Warrants exercised	62,374	76,852
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,208.46	1,337.58
% change in share capital - warrants exercised	0.09%	0.12%

Refer to Note 4.6 in the Annual Report for details on the warrant program.

Share-Based Compensation Expense

Share-based compensation expenses related to Genmab’s RSU and warrant programs for the first six months of 2024 were DKK 349 million compared to DKK 271 million for the first six months of 2023.

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Share Repurchases

As of June 30, 2024, Genmab’s 2021 and 2023 authorizations have shares available for repurchase, whereas Genmab’s 2019 authorization has expired. In addition, at Genmab’s Annual General Meeting on March 13, 2024, a new authorization to acquire treasury shares up to a nominal amount of DKK 3,500,000 was granted.

	2024 Authorization	2023 Authorization	2021 Authorization
Number of shares authorized for repurchase[1]	3,500,000	500,000	500,000
Actual shares repurchased under authorization	1,821,853	—	450,000
Shares available for repurchase as of June 30, 2024	1,678,147	500,000	50,000
[1] Nominal value of DKK 3,500,000 for 2024, and DKK 500,000 for 2023 and 2021 Authorizations

As announced on February 14, 2024, and March 15, 2024, Genmab initiated two share buy-back programs. The purpose of the share buy-back program announced on February 14, 2024, was to honor Genmab’s commitments under the RSU program. The share buy-back program announced on March 15, 2024, was in support of Genmab’s capital allocation strategy. During the first six months of 2024, Genmab acquired 2,011,853 of its own shares under both programs, representing approximately 3.0% of share capital as of December 31, 2023. The total amount incurred to acquire the shares, including directly attributable costs, was DKK 3,879 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the Consolidated Balance Sheets as of June 30, 2024. During the first six months of 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount incurred to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity.

As of June 30, 2024, 2,670,991 treasury shares were held by Genmab.

Note 8 – Related Parties

Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management.

Other than the similar remuneration relating to the Board of Directors and the Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first six months of 2024.

Following Genmab’s Annual General Meeting on March 13, 2024, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Elizabeth O’Farrell, Paolo Paoletti and Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani continue to serve as employee-elected board members for a three-year period expiring in 2025.

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Note 9 – Leases

Amounts recognized in the Condensed Consolidated Balance Sheets

The Consolidated Balance Sheets show the following amounts relating to leases:

	June 30,	December 31,
	2024	2023
(DKK million)
Right-of-use assets
Properties	928	686

Total right-of-use assets	928	686

Lease liabilities
Current	94	90
Non-current	925	680

Total lease liabilities	1,019	770

During the first six months of 2024, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the U.S. with respect to office and laboratory space and in Japan with respect to office space. During the first six months of 2023, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease for the new headquarters in Denmark.

Amounts recognized in the Condensed Consolidated Statements of Comprehensive Income

The Consolidated Statements of Comprehensive Income show the following amounts relating to leases:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(DKK million)
Depreciation charge of right-of-use assets
Properties	26	23	48	44

Total depreciation charge of right-of-use assets	26	23	48	44

Variable lease payments, short-term lease expense, lease interest expense and low-value leases are not material.

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Note 10 – Contingency

In 2024, Chugai filed a lawsuit in the Tokyo District Court, Japan against AbbVie’s and Genmab’s subsidiaries in Japan asserting that their activities with EPKINLY (epcoritamab) in Japan infringe two Japanese patents held by Chugai, JP6278598 and JP6773929. Chugai is claiming damages and injunctive relief.

Genmab and AbbVie believe that the two Japanese patents are invalid and not infringed and intend to vigorously defend against the lawsuit, and thus no provision has been recorded related to this matter.

Note 11 – Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2024.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative, and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

This Interim Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®; HexElect® and KYSO®; Tivdak® is a trademark of Seagen Inc.; EPCORE™, EPKINLY®, TEPKINLY® and their designs are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, RYBREVANT®, TECVAYLI® and TALVEY® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab Group for the six months ended June 30, 2024.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the Group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the Group’s activities and financial affairs, results of operations and the Group’s financial position as a whole as well as a description of the significant risks and uncertainties which the Group faces, as further described in this report, our 2023 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2024.

Copenhagen, August 8, 2024

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano
(President & CEO)	(Executive Vice President & CFO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 53
Carl Jacobsens Vej 30	www.genmab.com	Page 47/47
2500 Valby, Denmark		CVR no. 2102 3884